ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated March 20, 2008



100% Principal Protection Absolute Return Barrier M-Notes
Linked to a Basket of Three Indices
18 Month Maturity ■ 16.00% to 18.00% Absolute Return Barrier

Indicative Terms & Conditions – March 20, 2008

Offering Period: March 20, 2008 – April 1, 2008

Summary Terms

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa1, S&P AA).[†]
Offering	:	100% Principal Protection Absolute Return Barrier M-Notes due October 1, 2009 (the "Notes")
Underwriter	:	Deutsche Bank Securities Inc. (DBSI)
Denomination	:	$1,000 per Note (minimum investment $1,000)

Basket : The Notes are linked to a weighed basket consisting of three equity indices: the S&P 500® Index, the Russell 2000® Index and the MSCI EAFE® Index (each, a "**Basket Index**" and collectively the "**Basket Indices**"). The Basket Indices and their respective Bloomberg tickers and weightings are as follows:

Basket Index	Bloomberg Ticker	Index Weighting
S&P 500® Index	SPX <Index>	50.00%
Russell 2000® Index	RUY <Index>	20.00%
MSCI EAFE® Index	MXEA <Index>	30.00%

Term	:	18 months
Principal Protection	:	100% at maturity

Payment at Maturity (per $1,000) : **If the Basket never closes above the Upper Basket Barrier or below the Lower Basket Barrier** on any trading day during the Observation Period, at maturity investors will receive their principal *plus* an amount equal to their principal *multiplied* by the Absolute Basket Return:

$1,000 + ($1,000 x Absolute Basket Return)

If the Basket closes either above the Upper Basket Barrier or below the Lower Basket Barrier on any trading day during the Observation Period, at maturity investors will receive their principal:

$1,000

Absolute Basket Return : Absolute value of:

$$\left(\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}} \right)$$

Basket Starting Level	:	100
Basket Ending Level	:	The Basket Closing Level on the Final Valuation Date

[†] A credit rating is not a recommendation to buy, sell, or hold the Notes, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to the notes issued under Deutsche Bank's AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Notes other than the ability of the Issuer to meet its obligations.



Basket Closing Level	:	The Basket Closing Level will be calculated on each trading day as follows: 100 x [1 + (S&P 500 Index Return x 50.00%) + (Russell 2000 Index Return x 20.00%) + (MSCI EAFE Index Return x 30.00%)]. The "**S&P 500 Index Return**," the "**Russell 2000 Index Return**" and the "**MSCI EAFE Index Return**" are each the performance of the respective Basket Index, expressed as a percentage, from the respective Basket Index Closing Level on the Trade Date to the respective Basket Index Closing Level on such date of calculation.
Basket Index Closing Level	:	For each Basket Index, the closing level of the Basket Index on such date of calculation.
Observation Period	:	The period of trading days starting on, and including, the Trade Date and ending on, and including, the Final Valuation Date
Absolute Return Barrier	:	16.00% to 18.00% (to be determined on the Trade Date)
Upper Basket Barrier	:	Basket Starting Level x (1 + Absolute Return Barrier)
Lower Basket Barrier	:	Basket Starting Level x (1 – Absolute Return Barrier)
Listing	:	Unlisted – Indicative secondary pricing may be obtained on Bloomberg Page: DBUS <GO> or on the x-markets website at http://www.usxmarkets.db.com
Business Days	:	London and New York (subject to adjustment as provided in the related pricing supplement)
Form of Note	:	Global, Book Entry. The Notes will be represented by a single registered global note deposited with the Depository Trust Company.
Comparable Yield	:	Determined on the Trade Date
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the Notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount.
Security Codes	:	CUSIP: 2515A0KN2 ISIN: US2515A0KN27

Relevant Dates

Offering Period	:	March 20, 2008 – April 1, 2008 at 2:00 p.m. (EST)
Trade Date	:	April 1, 2008
Settlement Date	:	April 4, 2008
Final Valuation Date	:	September 28, 2009
Maturity	:	October 1, 2009 In the event that the Issuer makes any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the Notes remains the same.



Absolute Return Barrier M-Notes Product Snapshot

Structure:

- **Basket:**

Basket Index	Bloomberg Ticker	Index Weighting
S&P 500® Index	SPX <Index>	50.00%
Russell 2000® Index	RUY <Index>	20.00%
MSCI EAFE® Index	MXEA <Index>	30.00%

- **Maturity:** October 1, 2009 (18 months)
- **Protection:** 100%
- **Absolute Return Barrier:** 16.00% – 18.00% (to be determined on the Trade Date)
- **Upper Basket Barrier:** Basket Starting Level x (1 + Absolute Return Barrier)
- **Lower Basket Barrier:** Basket Starting Level x (1 – Absolute Return Barrier)
- **Absolute Index Return:** Absolute value of: $\left(\dfrac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}} \right)$

Positioning:

- Offers 100% principal protection. If the Basket never closes above the Upper Basket Barrier or below the Lower Basket Barrier on any trading day during the Observation Period, at the Maturity Date investors will receive 100% of their principal amount plus a return equal to their principal *multiplied* by the Absolute Basket Return up to a maximum return of 16.00% to 18.00% (to be determined on the Trade Date).

Best Case Scenario:

- Investors will receive their principal *plus* an amount equal to their principal *multiplied* by the Absolute Basket Return, subject to the maximum return of 16.00% to 18.00% (to be determined on the Trade Date) paid at maturity.

Worst Case Scenario:

- Investors will receive the return of their principal only at maturity.

Risk Considerations:

- If the Basket closes above the Upper Basket Barrier or below the Lower Basket Barrier on any trading day during the Observation Period, the Notes will return only your principal at maturity.
- You should be willing and able to hold your Notes to maturity. Principal protection is only valid at maturity.
- Return on the Notes is linked to the level of the Basket.
- An investment in the Notes is subject to the credit of the issuer.

Investing in the Notes involves a number of risks. See "Selected Risk Factors" in this product snapshot, "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Hypothetical Scenario Analysis at Maturity:

- Hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the Notes.
- No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown below. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.
- The analysts assumes a hypothetical Absolute Return Barrier of 17.00%. The actual Absolute Return Barrier will be set on the Trade Date.

Basket	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Starting Level	100.00	100.00	100.00	100.00
Highest Level	113.00	135.00	105.00	105.00
% Change	13.00%	35.00%	5.00%	5.00%
Lowest Level	95.00	95.00	88.00	65.00
% Change	-5.00%	-5.00%	-12.00%	-35.00%
Ending Level	114.00	112.00	88.00	78.00
Basket Return	14.00%	12.00%	-12.00%	-22.00%
Upper Barrier	17.00%	17.00%	17.00%	17.00%
Lower Barrier	-17.00%	-17.00%	-17.00%	-17.00%
M-Note Return	14.00%	0.00%	12.00%	0.00%
Payment at Maturity	$1,140.00	$1,000.00	$1,120.00	$1,000.00
Annualized Return	9.13%	0.00%	7.85%	0.00%



Selected Risk Factors

- **MARKET RISK** — The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether the Basket Closing Level ever exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period and the magnitude of the Absolute Basket Return.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying the Basket Indices or contracts related to the Basket Indices. If the Basket Closing Level exceeds the Upper Basket Barrier or falls below the Lower Basket Barrier on any trading day during the Observation Period, you will receive only your principal amount at maturity.

- **CHANGES IN THE LEVELS OF THE BASKET INDICES MAY OFFSET EACH OTHER** — The levels of the Basket Indices may not correlate with each other. At a time when the levels of some Basket Indices may move beneficially, the levels of other Basket Indices may move adversely or in a manner which cancels the beneficial movements of the other Basket Indices. On any date during the Observation Period, movements in the level of one or more of the Basket Indices may be moderated, offset or more than offset by opposing movements in the levels of other Basket Indices.

- **THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the Notes may not perform as well as an investment in a security with a return based solely on the performance of the Basket Indices.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this product snapshot is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.

- **LACK OF LIQUIDITY** — The Notes will not be listed on any securities exchange.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES.**

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement.



Tax Treatment

- The Notes should be treated as contingent payment debt instruments for U.S. federal income tax purposes. For more detail, see "Selected Purchase Considerations — Treated as Contingent Payment Debt Instruments" in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 353C, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement C, term sheet No. 353C and this product snapshot if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.